LAW OFFICES OF

JOHN F. Wolcott

3318 Del Mar Ave., #202
Rosemead, CA 91770
(626) 571-4444
Fax (626) 288-8163
wolcottlaw@aol.com

Attorneys at Law

May 11, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Edward Kelly, Senior Counsel
Craig E. Slivka, Special Counsel

Re	ABCO Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A (“Preliminary 14A”) Filed March 15, 2017 File No. 0-55235

Dear Mr. Kelly and Mr. Slivka:

On behalf of our client, ABCO Energy, Inc., (“Company”), we are enclosing a  revised version of the Preliminary 14A [“Preliminary 14A No. 5”] which has been tagged to reflect revisions  made after  we received  to the Staff’s letter dated March 20, 2017, stating that the Staff had completed its review of the Preliminary 14A No. 4  which was filed with the Commission on March 15, 2017.

This letter, which has been filed electronically with the Commission, sets forth the reasons for  the filing of this Preliminary No. 5.

1.	Shares Deleted From OTCQB:

The primary reason for filing this enclosed Preliminary No. 5 is the disclosure of the deletion of  Company’s common stock from its listing on the OTCQB , effective May 8, 2017. The shares now trade on the OTC Pink s platform.

The discussion of this situation  appears  on the top of page 16 of Preliminary 14A No. 5. It would not have been appropriate to send out the Definitive  Proxy Statement  containing this disclosure  without first having the disclosure  vetted by the Staff. We welcome the Staff’s comments, if any, on our discussion of this matter.

2.	Bifurcation of Proposal 1 into two [2] separate Proposals.

The Company was advised by Laurel Hill Advisory Group, its consultant on proxy solicitation matters, to split  Proposal 1 into two [2] separate Proposals to insure that the Proposal to approve the increase in the authorized number of common shares would receive  the NYSE  the designation  as a “Discretionary [Routine] Vote status. This designation would  in turn most likely  lead to a quorum  being present at the Special Meeting. This would allow the Special Meeting to move forward to consider and vote on all four [4] of  the Proposals. If the Proposal 1 was   not bifurcated, the NYSE rules would allow the NYSE to deny the combined Proposal the Discretionary [ Routine]  Vote status.

3.	Clean-up Matters

The remaining changers were made to up-date Preliminary No. 5 to conform to the information  contained  in  the  Form 10-K which was filed on April 17, 2017.

ABCO respectfully requests that if the Staff has no further comments after it has completed its review of the  enclosed Preliminary 14A No.5, please advise so that we can prepare and send out the  Definitive Schedule 14A to Shareholders.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the enclosed Preliminary 14A No. 5  or this transmittal letter to me at (626) 288-1096 or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF JOHN F. WOLCOTT
_______________________________
By: John F. Wolcott

cc:  Charles O’Dowd, ABCO Energy, Inc.
       John F. Wolcott
       Larry Winters
       Edward Kelley, Esq., Senior Counsel SEC Staff, Division of Corporation Finance

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